SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

F O R M 6 – K

REPORT OF FOREIGN ISSUER PURSUANT TO RULE 13a-16 OR
15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of January 2005

Optibase Ltd.

2 Gav Yam Center
7 Shenkar St
P.O.Box, 2170
Herzliya 46120
Israel

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes☐ No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- N/A

Exhibit Index

Exhibit Number	Description of Document

99.1	Media 100 PR

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SIGNATURE

Pursuant to the requirements of the Section 12 of the Securities Exchange Act of 1934, the registrant certifies that it meets all the requirements for filing on Form 6-K and has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Optibase Ltd. (Registrant) BY: /S/ Danny Lustiger —————————————— Danny Lustiger Chief Financial Officer

Date: January 7, 2005

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800 Second Avwnue New York, NY 10017	Tel 212 682 6300 Fax 212 697 0910	E-mail pr@kcsa.com www.kcsa.com

FOR:	OPTIBASE, LTD.

OPTIBASE	Yael Paz
CONTACT:	+972 99709 255
yaelp@optibase.com

KCSA	Jeff Corbin/Lee Roth
CONTACTS:	(212) 896-1214/(212) 896-1209
jcorbin@kcsa.com, lroth@kcsa.com

FOR IMMEDIATE RELEASE

OPTIBASE TO RESTRUCTURE MEDIA 100 UNIT

Demonstrating Commitment to Growth and Profitability, CEO Uzi Breier Implements Plan to Streamline Operations
and Strengthen IPTV business

HERZLIYA, Israel, January 7, 2005 – Optibase, Ltd. (NASDAQ: OBAS), a leader in digital carrier grade IPTV streaming solutions, today announced that it plans to restructure its Media 100 unit. While Optibase will continue to sell and support the existing suite of Media 100 products, certain positions at Media 100 will be eliminated and Research and Development initiatives with regard to Media 100, will be considerably reduced in order to improve the financial results derived from this business unit.

        Commenting on the restructuring, Mr. Breier said, “Since joining Optibase, I have studied the markets in which we operate and have carefully evaluated our competitive position, as well as the growth opportunities existing in each of these markets. It is my belief, that at this time, the digital non-linear editing market does not present Optibase with the most substantial growth opportunity and is not fully synergistic with the Company’s core activities. As a result, I have recommended to Optibase’s Board of Directors, and they have agreed, that it is in the best interest of the company and its shareholders to remove certain portions of our Media 100 activities and focus our resources on initiatives that may better position Optibase for growth in both the short and long-term.”

        He continued, “We believe that the telecom industry is emerging from recession and that telco TV will become a mainstream business for carriers, as TV over IP will no longer held back by technology constraints and lack of infrastructure. This emergence has established the foundation for Optibase to become a leading player in the IPTV market, and in order to seize this opportunity we must focus our resources in this area. While we will continue to support the revenue generating elements of Media 100‘s business, we believe that this restructuring will enable Optibase to focus more directly on growing the core segments of its business, maintaining its leadership position in the content creation market and expanding Optibase’s presence in the IPTV market.”

About Optibase

Optibase, Ltd. (NASDAQ: OBAS) provides professional editing, compositing, encoding, decoding, video server upload and streaming solutions for telecom operators, service providers, broadcasters and content creators. The company’s platforms enable the creation, broadband streaming and playback of high quality digital video. Optibase’s breadth of product offerings are used in applications, such as: video over DSL/Fiber networks, post production for the broadcast and cables industries, archiving; high-end surveillance, distance learning; and business television. Headquartered in Israel, Optibase operates through its fully owned subsidiary in Mountain View, California and offices in Massachusetts, Europe, Japan and China. Optibase products are marketed in over 40 countries through a combination of direct sales, independent distributors, system integrators and OEM partners. For further information, please visit www.optibase.com.

This press release contains forward-looking statements concerning our marketing and operations plans. All statements other than statements of historical fact are statements that could be deemed forward-looking statements. All forward-looking statements in this press release are made based on management’s current expectations and estimates, which involve risks, uncertainties and other factors that could cause results to differ materially from those expressed in forward-looking statements. These statements involve a number of risks and uncertainties including, but not limited to, risks related to the evolving market for digital video, competition, our ability to manage growth and expansion, general economic conditions and other risk factors. For a more detailed discussion of these and other risks that may cause actual results to differ from the forward looking statements in this news release, please refer to Optibase’s most recent annual report on Form 20-F, its Registration Statement on Form F-1 filed with the United States Securities and Exchange Commission and other filings with the SEC. The Company does not undertake any obligation to update forward-looking statements made herein.

This release and prior releases are available on the Company’s Web site at www.optibase.com.

This release and prior releases are also available on the KCSA Public Relations Worldwide Web site at www.kcsa.com.

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